Exhibit 99.1

Canadian Solar Reports Fourth Quarter and Full Year 2019 Results

Guelph, Ontario, March 26, 2020 — Canadian Solar Inc. (“Canadian Solar” or the “Company”) (NASDAQ: CSIQ), one of the world’s largest solar power companies, today announced its financial results for the fourth quarter and full year ended December 31, 2019.

Fourth Quarter 2019 Highlights

•                      Total module shipments were 2.5 GW, compared to 2.4 GW in the third quarter of 2019 and fourth quarter 2019 guidance of 2.3 GW to 2.4 GW.

•                      Net revenue was $920 million, compared to $760 million in the third quarter of 2019 and fourth quarter 2019 guidance of $850 million to $880 million.

•                      Gross profit was $230 million. Gross margin was 25.0%, compared to 26.2% in the third quarter of 2019 and fourth quarter 2019 guidance of 19% to 21%. Gross margin was 24.3% excluding the benefit of a U.S. anti-dumping (“AD”) and countervailing duty (“CVD”) true-up of $6.4 million.

•                      Net income attributable to Canadian Solar was $67.7 million, or $1.12 per diluted share, compared to $58.3 million, or $0.96 per diluted share, in the third quarter of 2019.

•                      Net cash provided by operating activities was approximately $247 million, compared to $22 million in the third quarter of 2019.

•                      As of January 31, 2020, the Company’s portfolio of utility-scale solar power plants in operation was 880.2 MWp with an estimated total resale value of approximately $1 billion.

•                      The Company’s board of directors authorized a $150 million share repurchase program for a six month-period beginning December 9, 2019.

Full Year 2019 Results

•                      Total module shipments were 8.6 GW, compared to 6.6 GW in 2018 and guidance of 8.4 GW to 8.5 GW.

•                      Net revenue was $3.20 billion, compared to $3.74 billion in 2018 and guidance of $3.13 billion to $3.16 billion.

•                      Net income attributable to Canadian Solar was $171.6 million, or $2.83 per diluted share, compared to $237.1 million, or $3.88 per diluted share in 2018.

•                      Net cash provided by operating activities was approximately $600 million, compared to $216 million in 2018.

Fourth Quarter 2019 Results

Net revenue in the fourth quarter of 2019 was $920 million, compared to $760 million in the third quarter of 2019, and $901 million in the fourth quarter of 2018. The sequential increase was due to higher shipments recognized in revenue, stable module average selling price (“ASP”) and the ongoing monetization of solar power plants.

Total module shipments in the fourth quarter of 2019 were 2,474 MW, compared to 2,387 MW in the third quarter of 2019 and fourth quarter 2019 guidance of 2,300 MW to 2,400 MW. This included 295 MW for the Company’s utility-scale solar power projects.

Gross profit in the fourth quarter of 2019 was $230 million, compared to $199 million in the third quarter of 2019 and $271 million in the fourth quarter of 2018. The benefit of the AD/CVD true-up was $6.4 million in the fourth quarter of 2019, $24 million in the third quarter of 2019 and $16 million in the fourth quarter of 2018. Gross margin in the fourth quarter of 2019 was 25.0%, compared to 26.2% in the third quarter of 2019, 30.1% in the fourth quarter of 2018 and fourth quarter 2019 guidance of 19% to 21%. The improvement was due to a stable ASP and lower manufacturing costs.

Income from operations in the fourth quarter of 2019 was $111 million, compared to $80 million in the third quarter of 2019, and $137 million in the fourth quarter of 2018. Operating margin was 12.1% in the fourth quarter of 2019, compared to 10.5% in the third quarter of 2019 and 15.2% in the fourth quarter of 2018.

Non-cash depreciation and amortization charges in the fourth quarter of 2019 were $45 million, compared to $37 million in the third quarter of 2019 and $32 million in the fourth quarter of 2018.

The Company uses derivative instruments to hedge its foreign exchange positions. In the fourth quarter of 2019, the Company recorded a $6.6 million loss on the change in fair value of derivatives used in the Company’s foreign exchange hedging program, partly offset by the foreign exchange gain of $4 million. The net effect of the currency moves and hedging was a $2.6 million loss during the fourth quarter, compared to a $0.5 million gain in the third quarter of 2019 and a net zero effect in the fourth quarter of 2018.

Net income attributable to Canadian Solar on a GAAP basis in the fourth quarter of 2019 was $67.7 million, or $1.12 per diluted share, compared to net income of $58.3 million, or $0.96 per diluted share in the third quarter of 2019, and net income of $111.6 million, or $1.81 per diluted share, in the fourth quarter of 2018. Net income attributable to Canadian Solar on a non-GAAP basis in the fourth quarter of 2019 was $63 million, or $1.04 per diluted share. This excludes the benefit of the AD/CVD true-up during the quarter of $6.4 million, net of income tax effect. For a reconciliation of results under GAAP to non-GAAP results, see the accompanying table “About Non-GAAP Financial Measures”.

Dr. Shawn Qu, Chairman and Chief Executive Officer, commented: “I am pleased with the strong 2019 results, as revenue and gross margin were both ahead of expectations. The strategic decisions we made in R&D and production capacity helped us achieve one of the industry’s highest margins, as we build upon our strong brand and maintain pricing power. We continue to be an innovation leader, recently setting another world record in cell conversion efficiency of 23.81% for N-type, large-area, multi-crystalline silicon solar cells. This further extends our competitive advantage, as we deliver modules with mono-like efficiencies at an attractive ASP. Along with the rest of the world, we have been working hard to ensure the health and safety of our employees in the face of the COVID-19 pandemic. We believe Canadian Solar’s proven 19-year track record and the robust, conservative nature of our long-term strategy will allow the Company to emerge stronger from the current period of uncertainty.”

Yan Zhuang, Acting Chief Executive Officer, commented: “We achieved strong results in Q4 and the full year 2019. On the Module and Systems Solutions side, 2019 module shipments grew by almost 30% year-over-year, while underlying gross margin increased by 480 basis points (excluding the benefit of the AD/CVD true-up), resulting in a highly profitable Q4. On the Energy side, we continue to grow and monetize our operating solar assets and pipeline, which currently stand at 880 MWp and 15.4 GWp, respectively. Strategically, we are evaluating ways to capture more value by retaining partial ownership in selected solar project assets we develop to create higher, more predictable and more profitable revenues, thereby creating additional value for the Company and its shareholders. Meanwhile, we have set up a global team focusing on system integration and energy storage, which will help to build the new technology DNA of the Company and lead the next wave of growth in this industry.”

Dr. Huifeng Chang, Senior Vice President and Chief Financial Officer, added: “In Q4, we delivered $230 million of gross profit and $67.7 million of net income, both sequentially higher than the previous quarter driven by higher module sales, stable ASPs, lower costs and increased project sales. We generated $247 million of operating cash flow and increased our total cash position to $1.2 billion. We also reduced total debt to $1.95 billion, and lengthened its average maturity. Our liquidity is healthy and our balance sheet continues to improve. We are proactively taking contingency measures to preserve cash and minimize risk, should the macro situation deteriorate further. Likewise, our financial plan has the flexibility to quickly switch gears if the global economy recovers faster than expected. We plan to continue with our stock repurchase program to create extra value for shareholders as recent COVID-19 related-panic-selling has brought our equity valuation below book value.”

Energy Business Segment

Operating Results

Energy Business Segment Financial Results —

(In Thousands of U.S. Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Net revenues	215,370	97,550	336,214	719,445	1,575,594
Cost of revenues	182,424	77,589	243,923	635,716	1,302,779
Gross profit	32,946	19,961	92,291	83,729	272,815
Operating expenses	17,747	24,077	30,087	90,760	61,276
Income (loss) from operations	15,199	(4,116)	62,204	(7,031)	211,539
Gross margin	15.3%	20.5%	27.5%	11.6%	17.3%
Operating margin	7.1%	-4.2%	18.5%	-1.0%	13.4%

Project Backlog and Pipeline

The Company’s project backlog (formerly called its late-stage, utility-scale, solar project pipeline) totaled 3.7 GW, as of January 31, 2020. The backlog includes projects that have passed their Cliff Risk Date and are expected to be built in the next one to four years. The Cliff Risk Date depends on the country where a project is located and is defined as the date on which the project passes the last of the high-risk development stages (usually receipt of all required environmental approvals, interconnection agreements, feed-in tariff (“FiT”) arrangements and PPAs). All projects in the current backlog have secured or are reasonably assured to secure a PPA or FiT.

The Company’s project pipeline (formerly called its early-to-mid-stage, utility-scale, solar project pipeline) totaled 11.7 GW as of January 31, 2020.

Project Backlog and Pipeline by Region* (as of January 31, 2020)

Region	Backlog	Pipeline	Total
North America	1,597	5,232	6,829
Latin America	1,087	3,246	4,333
EMEA	206	2,113	2,319
Asia Pacific	806	676	1,482
China	45	410	455
Total	3,741	11,677	15,418

Note: Backlog and pipeline table represents the gross MWp size of the projects, including minority interest.

More recently, in 2018, the Energy team at Recurrent, the Company’s subsidiary in the US, secured two PPAs for a total of 150 MWac with 180 MWh of storage attached. These landmark PPA wins have allowed Recurrent to develop deep in-house expertise on everything related to energy storage, including permitting, interconnection, engineering and design, structuring of off-take agreements to meet customer’s needs, as well as plant operation. As a result of Recurrent’s early mover advantage in the promising solar plus storage space, the Energy Business has been selected and is in negotiation with multiple different off-take parties for additional energy storage projects totaling 705 MWac with 2,820 MWh of storage.

The table below sets forth the Company’s storage project backlog and pipeline as of January 31, 2020.

	Backlog	Pipeline	Total
Storage (MWh)	320	2,500	2,820

Projects in Construction

In addition to its project backlog and pipeline, the Company has 512 MW of solar projects in construction.

Projects in Construction (as of January 31, 2020)	MWp	Expected COD
Latin America Portfolio	449	2020-21
Japan Portfolio	63	2020
Total	512	—

Note: Approximately 264 MWp from LatAm portfolio in Brazil sold at NTP to Nebras, with milestone revenue recognition over 2019-2021.

Solar Power Plants in Operation

In addition to its backlog, pipeline and projects in construction, as of January 31, 2020, the Company’s power plants in operation totaled 1,023 MWp.

Plants in Operation — MWp (as of January 31, 2020)

North America	Latin America	EMEA	Asia Pacific	China	Total
216	100	18	230	459	1,023

Note: 880 MWp is owned by the Company and a minority interest of 143 MWp is owned by business partners.

Energy Business Strategy Update

The Company’s Energy business model has been to develop solar projects for sales and to selectively retain partial ownership of certain projects to capture long-term recurring cash flow and to leverage EPC, operations and management (“O&M”), asset management and other service business. Canadian Soar has one of the world’s largest solar energy development platforms, with a track record of originating, developing, financing, building and bringing into commercial operation over 5.6 GWp of solar power plants across six continents. It currently employs 400 professionals to support its integrated business model. The Energy business team includes developers with expertise in developing both greenfield and brownfield projects, engineers who can design and manage the construction of solar power plants, energy experts that specialize in power marketing who focus on negotiating power purchase agreements (“PPAs”) and hedging instruments, and experts in the O&M, as well as asset management of solar power plants. In addition, the Energy business has an in-house finance team with experience in a wide range of debt and equity instruments used to finance solar assets, including establishing private and public fund vehicles to optimize equity returns.

The Energy business has traditionally sold most of its project ownership at notice to proceed (“NTP”) or commercial operation date (“COD”), depending on the best exit point for each particular project. The Company has also retained minority ownerships in certain projects to capture additional value. A successful example is the Canadian Solar Infrastructure Fund, which is sponsored by the Company and has been listed on Tokyo Stock Exchange since 2017. The Company is evaluating the expansion of these strategies into other markets as it helps to reduce lumpiness of revenue, profit and cash flow, while increasing the predictability and stability of its business and creating long-term value for shareholders.

Module and System Solutions (MSS) Business Segment

Operating Results

MSS Business Segment Summary Financial Results* - (In Thousands of U.S.
Dollars, Except Percentages and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	Dec 31, 2019	Dec 31, 2018
Net revenues	765,696	674,921	629,716	2,582,635	2,413,889
Cost of revenues	551,517	493,505	472,229	1,934,062	1,923,131
Gross profit	214,179	181,416	157,487	648,573	490,758
Operating expenses	100,329	94,730	104,658	368,858	349,149
Income from operations	113,850	86,686	52,829	279,715	141,609
Gross margin	28.0%	26.9%	25.0%	25.1%	20.3%
Operating margin	14.9%	12.8%	8.4%	10.8%	5.9%

Note: *Included effects of both sales to third party customers and to the Company’s Energy Segment. Please refer to the attached financial tables for the intercompany transaction elimination information. Income from operation amounts reflect management’s allocation and estimate as some services are shared by the two segments of the Company.

The table below provides the geographic distribution of MSS business net revenue:

MSS Net Revenue Geographic Distribution* (In Millions of U.S. Dollars, Except Percentages)

	The fourth quarter of 2019	% of Net Revenue	Full year 2019	% of Net Revenue
Asia	239	34	891	36
Americas	320	45	836	34
Europe and others	145	21	754	30
Total	704	100	2,481	100

*Note: Values do not include sales from the MSS business to the Energy business.

Canadian Solar shipped 2.5 GW of modules to more than 60 countries in the fourth quarter of 2019 and 8.6 GW to 90 countries for the full year 2019. The top five markets ranked by revenue were the U.S., Brazil, China, Japan and Australia in the fourth quarter; and Brazil, the U.S., Australia, Japan and China for the full year of 2019.

Multi-crystalline modules accounted for 68% of the Company’s module shipments in the fourth quarter and 74% for the full year of 2019, with mono-crystalline modules representing 32% and 26%, respectively. The Company’s manufacturing capacity has the flexibility to produce both multi-crystalline and mono-crystalline modules, with the mix decision depending on the relative profitability and levelized cost of electricity (“LCOE”) of the alternative products.

Manufacturing Capacity

The table below sets forth the Company’s manufacturing capacity expansion plan from December 31, 2019 to December 31, 2020.

Manufacturing Capacity (MW)

	31-Dec-2019 Actual	30-Jun-2020 Planned	31-Dec-2020 Planned
Ingot	1,850	1,850	2,350
Wafer	5,000	5,000	5,000
Cell	9,600	10,100	10,100
Module	13,040	14,850	16,050

The Company’s manufacturing capacity expansion plan is subject to change based on market conditions.

Business Outlook

The Company’s business outlook is based on management’s current views and estimates given existing market conditions, order book, production capacity, anticipated timing of project sales, and the global economic environment. This outlook is subject to uncertainty with respect to, among other things, final customer demand and project construction and sale schedules, and in particular the impact of COVID-19. Management’s views and estimates are subject to change without notice.

For the first quarter of 2020, the Company expects total module shipments to be in the range of 2.15 GW to 2.25 GW, including approximately 250 MW of module shipments to the Company’s own projects that may not immediately be recognized as revenue. Total revenue is expected to be in the range of $780 million to $810 million, with gross margin expected to be between 26% and 28%.

For the full year of 2020, the Company expects total module shipments to be in the range of approximately 10 GW to 12 GW, with total revenue expected to be in the range of $3.4 billion to $3.9 billion.

Yan Zhuang, Acting Chief Executive Officer, commented: “We were experiencing strong demand across all regions until the past few days, as we started to see some delays and weakening demand. Our current guidance incorporates the estimated impact to the best of our knowledge today, but the situation is fluid and we are closely monitoring and analyzing market conditions. We have a globally diversified revenue base and tight control over the supply chain, which gives us significant flexibility and room to adjust to external changes. Our long-term outlook remains optimistic and we will continue to execute on our strategy and create value for the Company and its shareholders.”

Recent Developments

On March 23, 2020, Canadian Solar announced the closing of a 17.7 MWp solar portfolio in Italy to Sonnedix.

On March 17, 2020, Canadian Solar announced it had secured a EUR55 million bilateral revolving credit facility with Intesa Sanpaolo to fund the construction of a 151 MWp portfolio of solar PV projects in Italy.

On March 12, 2020, Canadian Solar announced that it had signed a PPA with Amazon for its 146 MWp solar power project in Australia.

On March 9, 2020, Canadian Solar announced that it had signed a 15-year PPA contract with Techgen, S.A. de C.V. for a 103 MWp solar power project in Mexico.

On March 6, 2020, Canadian Solar announced that its technology team had set a world record of 23.81% conversion efficiency for n-type large area multi-crystalline silicon solar cell. The record-setting N-type P5 cell conversion efficiency was recently tested and certified by Germany’s Institute für Solarenergieforschung GmbH (ISFH)

On February 19, 2020, Canadian Solar announced that it had commenced construction of two solar power projects totaling 26.6 MWp in Japan.

On February 18, 2020, Canadian Solar announced that it had completed the sale of the 56.3 MWp Yamaguchi Shin Mine solar power plant in Japan for an enterprise value of approximately JPY22.3 billion (US$205 million).

On February 10, 2020, Canadian Solar announced that it had secured 225.2 million Brazilian reais (US$55 million) non-recourse project financing from Nordeste do Brasil S.A. for its 152.4 MWp Lavras solar power projects.

On February 6, 2020, Canadian Solar announced that it had acquired a 47.5 MWp portfolio of solar power projects in Chile. These projects will become operational in two different stages beginning in the fourth quarter of 2020.

On February 5, 2020, Canadian Solar announced that it had signed a multi-year module supply agreement with Lightsource BP to deliver 1.2 GW of high efficiency polycrystalline solar modules for projects in the US and Australia.

On January 6, 2020, Canadian Solar announced the appointment of Lauren C. Templeton as an independent director, and Karl E. Olsoni as a strategic advisor to its Board of Directors.

On December 23, 2019, Canadian Solar announced that it had reached commercial operation on a 1.98 MWp solar power plant in Taiwan.

On December 9, 2019, Canadian Solar announced that its Board of Directors authorized a $150 million share repurchase program for a six-month period beginning December 9, 2019 and ending June 8, 2020.

On December 5, 2019, Canadian Solar announced that it had closed the sale of the 3.3 MWp Milborne solar power plant in the UK.

On December 2, 2019, Canadian Solar announced that it had completed the sale of a 10.8 MWp solar power plant in Japan to Canadian Solar Infrastructure Fund, Inc. for $42.1 million.

On November 20, 2019, Canadian Solar announced that it had reached commercial operation on a 53.4 MWp solar power project in Japan.

On November 18, 2019, Canadian Solar announced that its wholly owned subsidiary Recurrent Energy closed the sale of 99 percent of a partnership that owns the Class B membership interest in the 102 MWp NC 102 solar power projects in North Carolina, to NextEnergy Capital.

On November 14, 2019, Canadian Solar announced that it had sold a 49% interest in three solar power projects in Mexico totaling 370 MWp to Korea Electric Power Corporation (KEPCO) and Sprott Korea (Sprott). Under the agreement, KEPCO and Sprott will acquire the Company’s remaining interest in the projects following COD.

Conference Call Information

The Company will hold a conference call at 8:00 a.m. U.S. Eastern Daylight Time on March 26, 2020 (8:00 p.m., March 26, 2020 in Hong Kong) to discuss the Company’s fourth quarter and full year 2019 results and business outlook. The dial-in phone number for the live audio call is +1 866-519-4004 (toll-free from the U.S.), +852-3018-6771 (local dial-in from HK) or +1 845-675-0437 (from international locations). The passcode for the call is 4068575.  A live webcast of the conference call will also be available on the Investor Relations section of Canadian Solar’s website at www.canadiansolar.com.

A replay of the call will be available two hours after the conclusion of the call until 8:00 a.m. U.S. Daylight Time on Friday, April 3, 2020 (8:00 p.m., April 3, 2020 in Hong Kong) and can be accessed by dialing +1-855-452-5696 (toll-free from the U.S.), +852-3051-2780 (local dial-in from HK) or +1-646-254-3697 (from international locations), with passcode 4068575.  A webcast replay will also be available on the investor relations section of Canadian Solar’s at www.canadiansolar.com.

About Canadian Solar Inc.

Canadian Solar was founded in 2001 in Canada and is one of the world’s largest solar power companies. It is a leading manufacturer of solar photovoltaic modules and provider of solar energy solutions and has a geographically diversified pipeline of utility-scale solar power projects in various stages of development. Over the past 19 years, Canadian Solar has successfully delivered over 40 GW of premium-quality, solar photovoltaic modules to customers in over 150 countries. Canadian Solar is one of the most bankable companies in the solar industry, having been publicly listed on NASDAQ since 2006. For additional information about the Company, follow Canadian Solar on LinkedIn or visit www.canadiansolar.com.

Safe Harbor/Forward-Looking Statements

Certain statements in this press release regarding the Company’s expected future shipment volumes, gross margins are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business and economic conditions and the state of the solar industry; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., India and China; changes in customer order patterns; changes in product mix; capacity utilization; level of competition; pricing pressure and declines in average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange rate fluctuations; litigation and other risks as described in the Company’s SEC filings, including its annual report on Form 20-F filed on April 25, 2019. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

FINANCIAL TABLES FOLLOW

The following tables provide unaudited select financial data for the Company’s Module and System Solutions (“MSS”) and Energy businesses:

	Select Financial Data - Module and System Solutions, and Energy
	Three Months Ended December 31, 2019 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$765,696	$215,370	$(61,359)	$919,707
Cost of revenues	551,517	182,424	(43,736)	690,205
Gross profit	214,179	32,946	(17,623)	229,502
Gross margin	28.0%	15.3%	—	25.0%
Income (loss) from operations	113,850	15,199	(17,623)	111,426

	Twelve Months Ended December 31, 2019 (In Thousands of U.S. Dollars, Except Percentages)
	MSS	Energy	Elimination	Total
Net revenues	$2,582,635	$719,445	$(101,497)	$3,200,583
Cost of revenues	1,934,062	635,716	(87,692)	2,482,086
Gross profit	648,573	83,729	(13,805)	718,497
Gross margin	25.1%	11.6%	—	22.4%
Income (loss) from operations	279,715	(7,031)	(13,805)	258,879

	Select Financial Data - Module and System Solutions, and Energy
	Three Months Ended December 31, 2019	Twelve Months Ended December 31, 2019
	(In Thousands of U.S. Dollars)
MSS Revenues:
Solar modules and other solar power products	$619,988	$2,055,249
Solar system kits	31,430	116,449
EPC services	29,890	223,423
O&M services	5,963	19,405
Others (materials and components)	17,066	66,612
Subtotal	$704,337	$2,481,138
Energy Revenues:
Solar power projects	$193,970	$668,476
Electricity	1,801	5,866
Others (EPC and development services)	19,599	45,103
Subtotal	$215,370	$719,445
Total net revenues	$919,707	$3,200,583

Canadian Solar Inc.

Unaudited Condensed Consolidated Statements of Operations

(In Thousands of U.S. Dollars, Except Share and Per Share Data and Unless Otherwise Stated)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018

Net revenues	$919,707	$759,882	$901,041	$3,200,583	$3,744,512
Cost of revenues	690,205	560,968	629,732	2,482,086	2,969,430

Gross profit	229,502	198,914	271,309	718,497	775,082

Operating expenses:
Selling expenses	50,099	46,935	44,372	180,326	165,402
General and administrative expenses	64,133	61,491	81,309	242,783	245,376
Research and development expenses	10,179	11,567	15,417	47,045	44,193
Other operating income	(6,335)	(1,186)	(6,353)	(10,536)	(44,546)
Total operating expenses	118,076	118,807	134,745	459,618	410,425

Income from operations	111,426	80,107	136,564	258,879	364,657
Other income (expenses):
Interest expense	(19,734)	(19,240)	(23,003)	(81,326)	(106,032)
Interest income	2,979	2,579	2,180	12,039	11,207
Loss on change in fair value of derivatives, net	(6,294)	(2,176)	(7,256)	(22,218)	(19,230)
Foreign exchange gain, net	3,717	2,825	7,328	10,370	6,529
Investment income (loss)	120	(738)	35,416	1,929	41,361
Other income (expenses), net	(19,212)	(16,750)	14,665	(79,206)	(66,165)

Income before income taxes and equity in earnings(loss) of unconsolidated investees	92,214	63,357	151,229	179,673	298,492
Income tax expense	(25,209)	(10,434)	(36,684)	(42,066)	(61,969)
Equity in earnings (loss) of unconsolidated investees	923	2,303	(445)	28,948	5,908
Net income	67,928	55,226	114,100	166,555	242,431

Less: Net income (loss) attributable to non-controlling interests	191	(3,105)	2,516	(5,030)	5,361

Net income attributable to Canadian Solar Inc.	$67,737	$58,331	$111,584	$171,585	$237,070

Earnings per share - basic	$1.13	$0.97	$1.89	$2.88	$4.02
Shares used in computation - basic	59,846,779	59,900,740	59,160,338	59,633,855	58,914,540
Earnings per share - diluted	$1.12	$0.96	$1.81	$2.83	$3.88
Shares used in computation - diluted	60,407,086	60,846,753	62,356,019	60,777,696	62,291,670

Canadian Solar Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(In Thousands of U.S. Dollars)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
Net Income	67,928	55,226	114,100	166,555	242,431
Other comprehensive income (net of tax of nil):
Foreign currency translation adjustment	8,923	(13,419)	(38,399)	319	(50,577)
Loss on commodity hedge	—	—	(8,752)	—	(8,752)
Gain (loss) on changes in fair value of derivatives	1,147	(1,314)	(3,416)	(5,847)	6,094
Comprehensive income	77,998	40,493	63,533	161,027	189,196
Less: comprehensive income (loss) attributable to non-controlling interests	(2,216)	(3,529)	1,189	(11,100)	8,241
Comprehensive income attributable to Canadian Solar Inc.	80,214	44,022	62,344	172,127	180,955

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2019	2018
ASSETS
Current assets:
Cash and cash equivalents	$668,770	$444,298
Restricted cash	526,723	480,976
Accounts receivable trade, net	436,815	498,231
Accounts receivable, unbilled	15,256	38
Amounts due from related parties	31,232	16,740
Inventories	554,070	262,022
Value added tax recoverable	108,920	107,222
Advances to suppliers	47,978	37,011
Derivative assets	5,547	4,761
Project assets	604,083	933,563
Prepaid expenses and other current assets	253,542	289,459
Total current assets	3,252,936	3,074,321
Restricted cash	9,927	15,716
Property, plant and equipment, net	1,046,035	884,986
Solar power systems, net	52,957	54,898
Deferred tax assets, net	153,963	121,087
Advances to suppliers	40,897	48,908
Prepaid land use right	60,836	65,718
Investments in affiliates	152,828	126,095
Intangible assets, net	22,791	14,903
Goodwill	—	1,005
Derivatives assets	—	3,216
Project assets	483,051	352,200
Right-of-use assets*	37,733	—
Other non-current assets	153,253	129,605
TOTAL ASSETS	$5,467,207	$4,892,658

Canadian Solar Inc.

Unaudited Condensed Consolidated Balance Sheets (Continued)

(In Thousands of U.S. Dollars)

	December 31,	December 31,
	2019	2018
Current liabilities:
Short-term borrowings	$933,120	$1,027,927
Long-term borrowings on project assets - current	286,173	265,770
Accounts payable	585,601	379,462
Notes payable	544,991	369,722
Amounts due to related parties	10,077	16,847
Other payables	446,454	408,013
Convertible notes	—	127,428
Advance from customers	134,806	39,024
Derivative liabilities	10,481	13,698
Operating lease liabilities*	18,767	—
Tax equity liabilities	—	158,496
Other current liabilities	121,527	141,970
Total current liabilities	3,091,997	2,948,357
Accrued warranty costs	55,878	50,605
Long-term borrowings	619,477	393,614
Amounts due to related parties	—	568
Derivatives liabilities	1,841	—
Liability for uncertain tax positions	15,353	20,128
Deferred tax liabilities	56,463	35,698
Loss contingency accruals	28,513	24,608
Operating lease liabilities*	20,718	—
Financing liabilities	76,575	77,835
Other non-current liabilities	75,334	68,400
Total LIABILITIES	4,042,149	3,619,813
Equity:
Common shares	703,806	702,931
Treasury stock	(11,845)	—
Additional paid-in capital	17,179	10,675
Retained earnings	793,601	622,016
Accumulated other comprehensive loss	(109,607)	(110,149)
Total Canadian Solar Inc. shareholders’ equity	1,393,134	1,225,473
Non-controlling interests in subsidiaries	31,924	47,372
TOTAL EQUITY	1,425,058	1,272,845
TOTAL LIABILITIES AND EQUITY	$5,467,207	$4,892,658

Note: * The Company adopted ASU 2016-02 — Leases (Topic ASC842) in the first quarter of 2019 using the optional transition method and elected certain practical expedients, which were permitted under the guidance ASU 2018-11, Leases (Topic 842) — Targeted Improvements. The transition guidance allowed the Company not to reassess prior conclusions related to contracts containing leases or lease classification. The adoption primarily affected the condensed consolidated balance sheet through the recognition of right-of-use assets and lease liabilities as of January 1, 2019. The adoption did not have a significant impact on the results of operations or cash flows.

About Non-GAAP Financial Measures

To supplement its financial disclosures presented in accordance with GAAP, the Company uses non-GAAP measures which are adjusted from the most comparable GAAP measures for certain items as described below. The Company presents non-GAAP net income and diluted earnings per share so that readers can better understand the underlying operating performance of the business before the impact of AD/CVD true-up provisions. The non-GAAP numbers are not measures of financial performance under U.S. GAAP, and should not be considered in isolation or as an alternative to other measures determined in accordance with GAAP. These non-GAAP measures may differ from non-GAAP measures used by other companies, and therefore their comparability may be limited.

Statement of Operations Data:

(In Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended			Twelve Months Ended
	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018

GAAP net income attributable to Canadian Solar Inc.	67,737	58,331	111,584	171,585	237,070
Non-GAAP income adjustment items:
AD/CVD provision true-up	(6,415)	(24,291)	(16,098)	(52,323)	(50,172)
Tax impact	1,592	6,029	3,995	12,987	12,452
Non-GAAP net income attributable to Canadian Solar Inc.	62,914	40,069	99,481	132,249	199,350

GAAP income per share - diluted	$1.12	$0.96	$1.81	$2.83	$3.88
Non-GAAP income per share - diluted	$1.04	$0.66	$1.61	$2.19	$3.28
Shares used in computation - diluted	60,407,086	60,846,753	62,356,019	60,777,696	62,291,670